FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-207677-09

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Subject: FW: GS10 credit question

Davenport Commons:

•         UW a 16% NOI bump, what's this due to?

o   The borrower expanded the shopping center by 160,000 SF in 2017 with the additions of a 105,000 SF Dick’s “Triple Play” and a 55,000 SF Hobby Lobby.

Thorncreek Crossing:

•         No other sales #s avilable?

o   Sprouts Farmers Market - 2017 Sales: $16,615,860 - $531 PSF - 3.14% Occ Cost

o   Massage Envy - 2017 Sales: $2,990,774 - $621 PSF - 4.16% Occ Cost

o   The Children's Place - 2017 Sales: $1,097,509 - $290 PSF - 8.13% Occ Cost

o   Payless Shoesource - 2017 Sales: $474,844 - $163 PSF - 14.81% Occ Cost

o   LensCrafters - 2017 Sales: $1,319,936 - $502 PSF - 7.09% Occ Cost

o   Panda Express - 2016 Sales: $1,655,859 - $634 PSF - 6.81% Occ Cost

o   Embracekids II - 2016 Sales: $520,825 - $214 PSF - 20.11% Occ Cost

o   Chipotle Mexican Grill - 2016 Sales: $2,545,525 - $1,074 PSF - 3.66% Occ Cost

o   The Joint - 2017 Sales: $3,445,551 - $2,116 PSF - 1.77% Occ Cost

o   Cold Stone Creamery - 2016 Sales: $696,090 - $458 PSF - 9.77% Occ Cost

o   In & Out Repair - 2017 Sales: $274,677 - $202 PSF - 21.10% Occ Cost

o   Berry Blendz - 2017 Sales: $303,470 - $226 PSF - 16.86% Occ Cost

o   Thai Basil At Thorton Inc. - 2017 Sales: $588,393 - $439 PSF - 8.98% Occ Cost

o   American Nails - 2017 Sales: $972,230 - $772 PSF - 6.13% Occ Cost

o   TGI Fridays - 2017 Sales: $1,053,501 - $167 PSF - 17.48% Occ Cost

o   Krispy Kreme Doughnuts - 2016 Sales: $2,542,707 - $605 PSF - 6.75% Occ Cost

o   Mattress Firm - 2017 Sales: $1,661,576 – 277 PSF - 12.25% Occ Cost

•         How is the SuperTarget doing and when does it's lease expire?

o   This is a corporately owned store and according to the property manager Target is very happy with their space and the location in the market. Additionally, Target performed an interior renovation at this location in 2009 investing in new tile, repainting the walls, moving the fitting rooms, and adjusting the floorplan of the store.

•         How are Sprouts sales trending?

o   Sales in 2014 were $15,880,331 and 2017 were $16,659,734 representing a 4.91% increase.

•         Do any tenants have termination or go-dark rights?

o   Sprouts Farmers Market - If tenant closes for business for a period in excess of 90 consecutive days, landlord shall have the right at any time thereafter to recapture the Premises and terminate the Lease upon a 60-day written notice to tenant.

o   Barnes & Noble - If tenant closes for business for a period in excess of 30 consecutive days, landlord shall have the right at any time thereafter to recapture the Premises and terminate the Lease upon a 30-day written notice to tenant.

o   Michael's - If tenant closes for business for a period in excess of 90 consecutive days, landlord shall have the right during the 90 days folowing the shutdown period to recapture the Premises and terminate the Lease upon a 30-day written notice to tenant.

o   OfficeMax - If tenant closes for business for a period in excess of 120 consecutive days, landlord shall have the right at any time thereafter to recapture the Premises and terminate the Lease upon a 60-day written notice to tenant.

o   Cost Plus World Market – If tenant closes for business for a period in excess of 90 consecutive days, landlord shall have the right at any time thereafter to recapture the Premises and terminate the Lease upon a 30-day written notice to tenant.

o   Dollar Tree - If tenant closes for business for a period in excess of 30 consecutive days, landlord shall have the right at any time thereafter to recapture the Premises and terminate the Lease upon a 30-day written notice to tenant.

o   Bright Now! Dental - If tenant closes for business for a period in excess of 90 consecutive days, landlord shall have the right at any time thereafter to recapture the Premises and terminate the Lease upon a 30-day written notice to tenant.

o   Chipotle Mexican Grill - If tenant closes for business for a period in excess of 30 consecutive days, landlord shall have the right at any time thereafter to recapture the Premises and terminate the Lease upon a 15-day written notice to tenant.

o   The Olive Garden - If tenant closes for business for a period in excess of 60 consecutive days, landlord shall have the right at any time thereafter to recapture the Premises and terminate the Lease upon a 30-day written notice to tenant.

o   Krispy Kreme Doughnuts - If tenant closes for business for a period in excess of 20 consecutive days, landlord shall have the right at any time thereafter to recapture the Premises and terminate the Lease.

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Subject: FW: GS10 credit question

Aliso Creek Apartments	How much was spent on renovations 2015-2017?
Commonwealth Centre	How much are the termination fees? How long have these tenants been at the property? Is there any special buildout/security features?
FXI Portfolio	Do you have any information on FXI's financial trends? Has any capex been put into these assets?
Quality RV Resorts	Why don't you have info from pefore 2017?
Thorncreek Crossing	No other sales #s avilable? How is the SuperTarget doing and when does it's lease expire? How are Sprouts sales trending? Do any tenants have termination or go-dark rights?
SanTan Village Marketplace	How are the WalMart & Sam's locations doing? Do any tenants have termination or go-dark rights?
Dolwick Business Center	Is there a relationship between Toyota-Boshoku and Toyota? Toyota HQ left Erlanger, what do they use this office for? What are the termination fees for Toyota and Gap?
5500 Hellyer Avenue	Why did it take so long to lease up?
Spring Hill Logistics Center	What's the nature/term of the GM purchase contract? Besides GM, what are the economic drivers in the area?
3300 East 1st Avenue	What's the breakout of property types? Was this recently redeveloped and if so what's the background?
Center at Pearland II	What was the cost to build? Does Academy have any termination options?
Cabela's Farmington	Do you have Cabela's sales history? Any terminations?
Davenport Commons	UW a 16% NOI bump, what's this due to?

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Subject: RE: GS10 credit question

Thorncreek Crossing

•         Why don't you have financial info before '17?

o   No other sales #s available

•         How is the SuperTarget doing and when does it's lease expire?

o   This is a corporately owned store and according to the property manager Target is very happy with their space and the location in the market. Additionally, Target performed an interior renovation at this location in 2009 investing in new tile, repainting the walls, moving the fitting rooms, and adjusting the floorplan of the store.

Quality RV - Why don't you have financial info before '17?

The newest asset in the portfolio (Highway 6) was constructed in 2016 and opened for operation in November 2016, therefore 2017 is the only year where all of the collateral assets were open and operating. Additional financial information was received during diligence but it is not representative of operations of the whole portfolio.

SANTAN - How are the WM and Sam's doing and when do their leases expire?

•         Both corporately owned. Based on sponsor interviews, they are both performing well.

MOA Hotel –

Walk me thru this, especially the air rights.

                -The Radisson Blu is a straightforward ground lease, with our collateral being the leased fee interest. The JW parcel was structured as an air rights lease due to the physical plant, which includes an underground parking garage, which is shared with the neighboring office and mall, and is owned by an affiliate of the borrower with parking rights granted to the borrower, and subsequent JW owner through various agreements (REA/lease). While an air rights lease exists between this affiliate fee owner and our borrower, it requires no lease payment, and is effectively a technicality. Our borrower then subleases the air rights to the owner of the  JW, with a lease structure that mirrors the more traditional ground lease of the Radisson.  The subleased air rights function as our collateral with respect to the JW parcel.

- What is the LTV combined fee & LHI.

                -Note that the improvements (the hotels themselves) on the Radisson and JW parcels are not direct collateral for the Loan.  Nonetheless, based on the reported cost to construct, the LTC on the combined hotels is 17.9%. Our collateral position’s LTV is 63.4%, based on the combined appraised value of the respective collateral for the loan (the ground leased parcel and the subleased air rights).  As such, we felt very comfortable with our position given the low probability of foreclosure, coupled with the benefit of the lookthrough to value  on two high quality assets, with an effective Lender basis of $50K/key, vs the reported $288k/key cost to construct.  We do not know the financing that might be placed on the leasehold interests by their respective owners, although we believe the JW leasehold/improvements to be unencumbered by debt.

-Can the trust actually foreclose on the JW asset?

                -Upon an  uncured EoD, Lender would have standard remedies available to it under the Loan including foreclosure and stepping into the position of the Borrower (effectively, landlord under the Radisson ground lease and JW air rights lease).  Landlord has termination rights under each respective ground/air rights lease, following uncured defaults by a leasehold owner.   In the event of a foreclosure, the Lender would be in an unusual situation of remaining as the lessee (under the JW air rights lease) to an affiliate of the Borrower against whom they had just foreclosed, but again this is more of a technicality and does not have any economic impact as the air rights lease requires no payments.

Note that the ground rent coverage ratio is estimated to be 5.50x on the combined properties. As such, we believe the probability of default under the ground lease/air rights lease to be very low. The leasehold owners of the hotels (or the providers of any debt against the leaseholds) would be highly incentivized to make ground rent payments and keep their improvements, as noted by the LTC above. Additionally, the borrower would be incentivized to continue to make debt service payments in the event of a default under a ground/air rights lease to protect their ability to gain ownership of the hotel improvements should there be any defaults on the underlying leases that would provide borrower with the potential to terminate such defaulted lease (although such action would require Lender consent).

- Why do this structure?

                - The JW parcel was structured as an air rights lease due to the physical plant, which includes an underground parking garage, which is shared with the neighboring office and mall, and is owned by an affiliate of the borrower with parking rights granted to the borrower, and subsequent JW owner through various agreements (REA/lease)As such, the air rights lease was put in place to allow the JW to be built.  These air rights are subleased to the owner of the hotel improvements with a lease structure that effectively functions like a traditional ground lease.

-how was the percentage rent underwritten vs historicals?

                -percentage rent was underwritten by using the Sponsor’s budget. This number could fluctuate depending on the performance of the hotels, but was considered a reasonable assumption as is comparable to the 10 year average of percentage rent payments paid over the life of the loan.

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Subject: GS10 credit question

-	MOA Hotel - Walk me thru this, especially the air rights. What is the LTV combined fee & LHI. Can the trust actully foreclose on the JW asset? Why do this structure? how was the percentage rent underwritten vs historicals?
-	Quality RV - Why don't you have financial info before '17?
-	Thorncreek - No other sales #s available? How is the SuperTarget doing and when does it's lease expire?
-	SANTAN - How are the WM and Sam's doing and when do their leases expire?